United States securities and exchange commission logo





                            September 20, 2021

       Edward Wegel
       Chief Executive Officer
       Talon 1 Acquisition Corp
       2333 Ponce de Leon Blvd.
       Suite 630
       Coral Gables, FL 33134

                                                        Re: Talon 1 Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Response Dated
August 24, 2021
                                                            CIK No. 0001860482

       Dear Mr. Wegel:

              We have reviewed your draft response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registrant Statement on Form S-1

       Capitalization , page 83

   1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5
million net tangible limitation provided in your amended and restated memorandum and
articles of association qualifies a portion of your redeemable
                                                        Class A shares for
permanent equity classification in accordance with ASC 480-10-S99-
                                                        3A for the following
reasons:
                                                            Each redeemable
Class A share is redeemable outside the control of the Company.
                                                             Such shares will
become redeemable either as a result of a business combination or by passage of
time.
 Edward Wegel
Talon 1 Acquisition Corp
September 20, 2021
Page 2
            The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
          The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's articles of association stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.
      Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameEdward Wegel
                                                            Division of
Corporation Finance
Comapany NameTalon 1 Acquisition Corp
                                                            Office of Real
Estate & Construction
September 20, 2021 Page 2
cc:       Christopher J. Bellini, Esq.
FirstName LastName